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                               December 3, 2020

       William A. Newman
       Chief Executive Officer
       Home Point Capital Inc.
       2211 Old Earhart Road, Suite 250
       Ann Arbor, MI 48105

                                                        Re: Home Point Capital
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
6, 2020
                                                            CIK No. 0001830197

       Dear Mr. Newman :

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted November 6, 2020

       Industry and Market Data, page iii

   1. We note references to third-party information and industry research throughout the prospectus, beginning
with your reference to Inside Mortgage Finance on page iii. Please advise us as to whether
any of these reports were commissioned or prepared for this
                                                        filing. If any of these
reports were prepared for use in connection with this registration statement, please file
a consent acknowledging the use of the information in the
                                                        prospectus.
       Company Overview, page 1

   2. Please briefly explain the term Wholesale lender the first time you use it, in order to
 William A. Newman
FirstName
Home PointLastNameWilliam     A. Newman
            Capital Inc.
Comapany3,
December  NameHome
             2020       Point Capital Inc.
December
Page 2    3, 2020 Page 2
FirstName LastName
         distinguish that business from other forms of mortgage origination. Clarify your disclosure that you are "the third largest wholesale lender by origination volume in 2020 through June 30" by explaining the relationship between the wholesale channel and other forms of residential loan origination. Also, please clarify the distinction between your wholesale channel and the overall wholesale channel.
3. Please substantiate that you are currently the third largest and fastest growing wholesale lender as of June 30, 2020.
4. We note statements throughout the summary regarding your plans and expectations for continued growth. Please discuss in greater detail any additional funding needs you will have to drive this growth, where you expect to source the funding, and the time frame and any material milestones.
5. Please provide support for the statement on page 16 that the wholesale channel is fragmented below the top three participants. Explain why you believe that this creates substantial opportunity to gain market share.
6. Please provide more detail regarding the reasons that you believe that growth in the company's platforms implies that they are scalable. Balance disclosure regarding scalability by referencing factors that would inhibit scalability, such as the considerations that appear in the risk factor on page 31.
Risk Factors, page 27

7. In the risk factor that discusses financing arrangements, please disclose the number of warehouse lenders on which your business relies, as well as the number of funding facilities that expire in 2021 and the terms of the uncommitted facilities. Explain your plans, if any, to replace the expiring facilities.
8. Please expand the risk factor on page 52 to state explicitly the risks associated with a falling interest rate environment. We note in this regard the disclosure on page 75 of the impact of changes in interest rates on your business.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
73

9. Please expand your discussion of the proprietary Home Ownership Platform to explain how the platform differs from those of your competitors and what aspects of the platform cause increased customer retention. Quantify the impact of the platform on customer retention and disclose the time period over which such retention has occurred.
10. Please disclose here the number of loans enrolled in forbearance plans and the percentage of loans in your total serving portfolio this represents. Please continue to update this and your related liquidity disclosure as of the most recent practicable date.
 William A. Newman
Home Point Capital Inc.
December 3, 2020
Page 3
Business, page 91

11. Please discuss how your highly componentized, flexible technology infrastructure allows you to "leverage nimble internal development teams and market leading third-party systems to provide a best-in-class experience for our partners and customers." To the extent that you believe that this infrastructure distinguishes you from your competitors, explain why.
12. Please expand your discussion of your broker partners on page 95 to explain the relationship between those partners and the company, particularly whether the company retains any liability for the actions of the brokers.
Description of Capital Stock, page 130

13. Please clarify, here or in a risk factor, that the distribution of any of the convertible preferred stock the board will be authorized to issue could be dilutive to stockholders.
Exclusive Forum, page 135

14. You state that the exclusive forum provision will not apply to claims under the federal securities law. Please confirm that this will be explicitly stated in your certificate of incorporation or, alternatively, tell us how you plan in future filings to make investors aware that the provision is not applicable to these claims.
General

15. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Julia Griffith at 202-551-3267 to discuss how to submit the materials, if any, to us for our review.
       You may contact William Schroeder at 202-551-3294 or Amit Pande at 202-551-3423 if
you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                             Sincerely,
FirstName LastNameWilliam A. Newman
                                                             Division of
Corporation Finance
Comapany NameHome Point Capital Inc.
                                                             Office of Finance
December 3, 2020 Page 3
cc:       Joe Kauffman
FirstName LastName